Hang Feng Technology Innovation Co., Ltd.

September 9, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Dietrich King Rucha Pandit Valeria Franks Joel Parker

Re:	Hang Feng Technology Innovation Co., Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on May 15, 2025
File No. 333-287284

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Kingswood Capital Partners, LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on September 11, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 29, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kingswood Capital Partners, LLC

By:	/s/ Brian Herman
	Name:	Brian Herman
	Title:	Senior Managing Director